SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                     Report on Form 6-K for the June of 16 2003

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F _____              Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

                       Yes ___                       No ____


Enclosures:

1. June 16, 2003

OTE Receives Consent from a Majority of Bondholders

    ATHENS, Greece--(BUSINESS WIRE)--June 16, 2003--Hellenic Telecommunications Organization SA (ASE:HTO, NYSE:OTE), the Greek full-service telecommunications provider, hereby announces that it has received consent from a majority of the holders of the EUR 1,100,000,000 6.125% Guaranteed Notes Due 2007 (the "Notes") to waive certain defaults relating to CosmoRom SA and amend certain terms of the Notes. The consent received is sufficient to adopt the resolution effecting such waivers and amendments at the meeting of Holders scheduled for June 30, 2003 and, in accordance with the terms of the Solicitation, this consent has become irrevocable.

    About OTE

    OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
    Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADRs) represents 1/2 ordinary share.
    Additional information is also available on http://www.ote.gr.

    Forward-Looking Statement

    Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002. OTE assumes no obligation to update information in this release.

    CONTACT: OTE
             Dimitris Tzelepis - Group Investor Relations
             Tel: +30 210 611 1574
             E-mail: dtzelepis@ote.gr
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             E-mail: brakon@ote.gr
                 or
             Taylor Rafferty
             London:
             +44 20 7936 0400
                 or
             New York:
             +1 212-889-4350
             E-mail: ote@taylor-rafferty.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              Hellenic Telecommunications Organization S.A.



June 16, 2003                 By: /s/ Dimitris Kodvatos
                                 -------------------------
                            Name: Dimitris Kodvatos
                           Title: Chief Financial Officer